Filed by Wachovia Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company:

WFS Financial Inc

Commission File No.: 000-26458

Date: November 15, 2005

This filing may contain certain forward-looking statements with respect to each of Wachovia Corporation (“Wachovia”), Westcorp, WFS Financial Inc (“WFS Financial”) and the combined companies following the proposed merger between Wachovia and Westcorp (the “Westcorp Merger”) and Wachovia’s acquisition, by merger, of the 16% interest in WFS Financial held by the public (the “WFS Financial Merger” and, together with the Westcorp Merger, the “Mergers”), as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the Mergers, including future financial and operating results, cost savings, enhanced revenues and the accretion to reported earnings that may be realized from the Mergers, (ii) statements regarding certain of Wachovia’s, Westcorp’s and/or WFS Financial’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iii) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).

The following factors, among others, could cause Wachovia’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia, Westcorp and WFS Financial in connection with the Mergers will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the Mergers may not be fully realized or realized within the expected time frame; (3) revenues following the Mergers may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the Mergers, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the Mergers on the proposed terms and schedule; (6) the failure of Westcorp’s and WFS Financial’s shareholders to approve the Westcorp Merger and the WFS Financial Merger, respectively; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia, Westcorp and/or WFS Financial conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s, Westcorp’s and/or WFS Financial’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) potential or actual litigation; (10) inflation, interest rate, market and monetary fluctuations; and (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s, Westcorp’s and WFS Financial’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s, Westcorp’s and WFS Financial’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed Mergers or other matters and attributable to Wachovia or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia, Westcorp and WFS Financial do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed Mergers will be submitted to Westcorp’s and WFS Financial’s shareholders for their consideration. Wachovia has filed a registration statement, which includes a preliminary joint proxy statement/prospectus for each of Westcorp and WFS Financial, and each of Wachovia, Westcorp and WFS Financial may file other relevant documents concerning the proposed Mergers with the SEC. Shareholders are urged to read the registration statement and the definitive joint proxy statement/prospectus regarding the proposed Mergers when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Wachovia, Westcorp and WFS Financial, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Wachovia’s website (http://www.wachovia.com) under the tab “Inside Wachovia - Investor Relations” and then under the heading “Financial Reports - SEC Filings”. Copies of the definitive joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to

Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782; or to Westcorp or WFS Financial, Attn: Investor Relations, 23 Pasteur, Irvine, CA 92618, (949)-727-1002.

Wachovia, Westcorp and WFS Financial and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Westcorp and/or WFS Financial in connection with the proposed Mergers. Information about the directors and executive officers of Wachovia is set forth in the proxy statement for Wachovia’s 2005 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2005. Information about the directors and executive officers of Westcorp is set forth in the proxy statement for Westcorp’s 2005 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 28, 2005, and information about the directors and executive officers of WFS Financial is set forth in the proxy statement for WFS Financial’s 2005 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 28, 2005. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed Mergers when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

THE FOLLOWING WAS MADE AVAILABLE TO EMPLOYEES AND OTHER THIRD PARTIES

At A Glance	3rd Quarter 2005

WACHOVIA CORPORATE FACTS

As of September 30, 2005

HEADQUARTERS

Charlotte, NC

ASSETS/DEPOSITS

$532 billion/$300 billion

STOCKHOLDERS’ EQUITY

$47 billion

RANKING

Fourth-largest bank holding company in the United States, based on assets. Third-largest U.S. full-service brokerage firm, based on client assets.

FINANCIAL SERVICES

Full financial services through offices along the East Coast in 15 states—Connecticut, New York, New Jersey, Pennsylvania, Delaware, Maryland, Virginia, North Carolina, South Carolina, Georgia, Florida, Alabama, Tennessee, Mississippi, Texas—plus Washington, D.C. Full-service retail brokerage with offices in 49 states through Wachovia Securities, LLC. Global services through more than 33 international offices.

FINANCIAL CENTERS/ATMs/EMPLOYEES

Approximately 3,100/5,100/93,000

CUSTOMERS

13 million households and businesses

3.3 million active online customers

TOLL FREE & INTERNET BANKING

Wachovia (800) 922-4684

www.wachovia.com

KEY SUBSIDIARIES

Wachovia Bank, N.A., Wachovia Securities, LLC, Wachovia Mortgage

WFS Financial Overview

•	Nationwide leader in auto finance –10th largest auto finance lender

•	32-year record of success through all economic cycles and a strong credit history

•	Ranked No. 1 non-captive sub-prime auto finance company in customer service by JD Power for the last five years in a row

Wachovia Dealer Financial Services

•	Committed to dealer finance business since 1945

•	State-of-the-art, centralized operating platform

•	Top 10 bank-owned auto finance provider in the U.S.

•	Serving dealer customers in 15 states

Wachovia and WFS Financial - Combined Dealer Services*

•	Ninth-largest auto loan originator; second-largest non-captive auto finance provider

•	57 offices serving 47 states (excluding La., Ark., and Alaska)

•	Relationships with 11,000 dealers and 1.2 million retail customers

•	267 sales managers and representatives

*	Upon completion of merger

	Wachovia Dealer Financial Services	WFS Financial	Combined Organization
Headquarters	Winston-Salem, N.C.	Irvine, Calif.	Irvine, Calif.
Employees	270	2,210	2,670
Retail Customers	300,000	941,000	1.24 MM
Dealer Customers	3,000	8,700	11,000 estimated non-overlap dealers
Loans	$8.7 billion	$12.7 billion	$21.4 billion
Sales Offices/Teams	11	43	54
Deposits	$500 million	$0* (*Not including Western Financial Bank)	$500 million

Note: WFS Financial is part of the proposed acquisition of Westcorp by Wachovia. Westcorp also includes 19 financial centers and a commercial banking office in Southern California, which are not discussed here.

Additional Information

The proposed acquisition by Wachovia of Westcorp and WFS Financial Inc. will be submitted to Westcorp’s and WFS Financial’s shareholders for their consideration. Wachovia has filed a registration statement, which includes a preliminary joint proxy statement/prospectus for each of Westcorp and WFS Financial, and each of Wachovia, Westcorp and WFS Financial may file other relevant documents concerning the proposed transaction with the SEC. Shareholders are urged to read these documents when they become available because they will contain important information. You can obtain a free copy of all documents filed with the SEC regarding the proposed transaction at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Wachovia’s website (http://www.wachovia.com). Copies of these documents can also be obtained, free of charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782; or to Westcorp or WFS Financial, Attn: Investor Relations, 23 Pasteur, Irvine, CA 92618, (949)-727-1002.

Wachovia, Westcorp and WFS Financial, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Westcorp and/or WFS Financial in connection with the proposed transaction. Information about the directors and executive officers of Wachovia is contained in Wachovia’s proxy statement filed with the SEC on March 14, 2005. Information about the directors and executive officers of Westcorp is contained in Westcorp’s proxy statement filed with the SEC on March 28, 2005, and information about the directors and executive officers of WFS Financial is contained in WFS Financial’s proxy statement filed with the SEC on March 28, 2005. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.